SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
     ______________________________________________________________________

                                    FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

                                       OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

For the transition period from ___________ to ____________


Commission file number  1-6720


A.  Full title of the Plan:   A.T. CROSS COMPANY DEFINED CONTRIBUTION
                              RETIREMENT PLAN

B. Name of Issuer of securities held pursuant to the Plan and address of its principal executive office:

                           A.T. CROSS COMPANY
                            ONE ALBION ROAD
                      LINCOLN, RHODE ISLAND  02865


Financial Statements of the Plan:



A.T. Cross Company Defined Contribution Retirement Plan

 Financial Statements for the Years Ended
 December 31, 1999 and 1998 and
 Supplemental Schedule as of
 December 31, 1999
 and Independent Auditors' Report

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

TABLE OF CONTENTS


                                                                      Page

INDEPENDENT AUDITORS' REPORT                                           1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998:

 Statements of Net Assets Available for Benefits                       2

 Statements of Changes in Net Assets Available for Benefits            3

 Notes to Financial Statements                                        4-10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 1999:

 Schedule H, Line 4i - Schedule of Assets Held for Investment
 Purposes at End of Year                                              11



Schedules required under the Employee Retirement Income Security
Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which the schedules are required.



INDEPENDENT AUDITORS' REPORT

To the Retirement Plan Committee and Participants of
 A.T. Cross Company Defined Contribution Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the A.T. Cross Company Defined Contribution
Retirement Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the Unites States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

May 5, 2000




A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998

ASSETS:                                     1999         1998

Investments at fair value:
 Participant-directed investments $ 68,716,201 $ 66,882,734 Nonparticipant-directed investments
  - loans to participants                1,012,492     1,000,599
                                      ------------  ------------
     Total investments                  69,728,693    67,883,333

Contributions receivable                   247,527       210,192
Interest and dividend receivable           200,861       207,788
                                      ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS     $ 70,177,081  $ 68,301,313
                                      ============  ============

See notes to financial statements.

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998

                                           1999          1998
ADDITIONS:
 Investment activity:
  Net appreciation in the fair
   value of investments               $  7,853,818  $  6,055,075
  Interest income                        1,178,709     1,345,941
  Dividend income                          773,368       650,798
                                      ------------  ------------
   Total investment activity             9,805,895     8,051,814
                                      ------------  ------------
Contributions:
 Participants                            1,781,282     1,996,656
 Employer                                  627,522       671,746
                                      ------------  ------------
   Total contributions                   2,408,804     2,668,402
                                      ------------  ------------
   Total additions                      12,214,699    10,720,216
                                      ------------  ------------
DEDUCTIONS:
 Fund expenses                             197,971       128,501
 Benefits paid to participants          10,140,960     7,856,235
                                      ------------  ------------
   Total deductions                     10,338,931     7,984,736
                                      ------------  ------------

NET INCREASE                             1,875,768     2,735,480

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                      68,301,313    65,565,833
                                      ------------  ------------
 End of year                          $ 70,177,081  $ 68,301,313
                                      ============  ============

See notes to financial statements.

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS


1. DESCRIPTION OF THE PLAN

   The following description of the A.T. Cross Company Defined
   Contribution Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan document for more complete information.

   On December 10, 1996, the Board of Directors (the "Board") of A.T. Cross Company (the "Company"), the Plan's sponsor, voted on and approved the merger of the A.T. Cross Company Profit Sharing Plan and Trust into the Plan. Effective January 1, 1997, the A.T. Cross Company Profit Sharing Plan and Trust and the A.T. Cross Company Savings Plan (collectively, the "Component Plans") were merged into a single plan and trust known as the A.T. Cross Company Defined Contribution Retirement Plan (the "merged Plan"). Assets of the Component Plans are held in a single trust, with each plan operating as a component plan of the merged Plan. The purpose of the merger was to offer increased investment opportunities under the Component Plans, as well as to provide for uniform and combined investment opportunities and election procedures.

   General - Savings Component - The Savings Component is a contributory savings plan, established January 1, 1984, for the employees of the Company. The Savings Component is administered by a committee consisting of three persons appointed by the Board. The Savings Component is subject to the Employee
   Retirement Income Security Act of 1974 ("ERISA").

   General - Profit Sharing Component - The Profit Sharing Component is a noncontributory defined contribution plan and is administered by an Employee Benefit Plan Committee consisting of three persons appointed by the Board. The Board determines the amount of the contribution and has established the policy that the maximum contribution for any year is limited to the lesser of (1) the maximum amount deductible for such year for federal income tax purposes; or (2) 15% of the Company's net income for such year before deducting contributions to the retirement trust and before providing for federal and state income taxes. The Profit Sharing Component is subject to ERISA.

   Eligibility - Savings Component - An employee may become a participant in the Savings Component provided he or she is regularly employed for 1,000 or more hours during his or her first year of employment or in subsequent plan years. Effective January 1, 1998, employees become eligible to participate in the Savings Component as of the beginning of the calendar quarter immediately following their date of hire. Upon entry into the Savings Component, an employee may contribute to the Savings Component an amount equal to any percentage from 1% to, and including, 15% of the participant's annual salary.

   Eligibility - Profit Sharing Component - Employees of the
   Company are eligible to participate in the Profit Sharing
   Component on January 1 following their hire date.

   Contributions - Savings Component - The Company contributes to the Savings Component an amount equal to 50% of each participant's contributions up to 3% of the participant's salary. The Company's contributions which will be made from current income or accumulated earnings, will be credited to the employee's account as of the last day of each calendar quarter.

   Contributions from Company - Profit Sharing Component - No contribution was declared for 1999 and 1998.

   In a year in which a contribution is made, the Company's contribution to the Profit Sharing Component is allocated to each eligible employee's account based on the proportion that each eligible employee's allocation units bear to the total allocation units. An eligible employee receives one allocation unit for each one hundred dollars or major fraction thereof, of compensation and one allocation unit for each full year of service as defined by the Profit Sharing Component.

   Election - Savings Component - The employee elects to either deposit the money into the General Fund, Directed Investment Fund, Equity Fund, High Quality Bond Fund, Small Company Equity Fund, International Equity Fund, Company Stock Fund or divide the deposit among the seven funds in 10% multiples.

   Election - Profit Sharing Component - Employees who become participants may allocate part or all of their balance in various investment options offered by the Plan in increments of 10%. The Profit Sharing Component also allows employees to make annual elections with respect to the Company's annual contribution and the employee's existing balance. This election is totally separate from the fund balance election described above and allows the participant to elect (in multiples of 10%) to have the Company's contribution, made on his/her behalf, allocated to the various investment options offered by the Component. The balance election allows the participant to elect (in multiples of 10%) to have the employee's existing balance transferred to one or more of the funds.

   Participant Loans - Savings Component - Participants may borrow from their fund accounts a minimum of $1,400 up to a maximum of $50,000 or 50% of their account balance. Loan transactions are treated as transfers from (to) the investment funds to (from) the Loan Fund. Loans are repaid through payroll deductions and the period of repayment for any loan cannot exceed five years.
   A participant may repay the entire outstanding balance of their loan on any valuation date. Each loan is secured by the balance in the participant's account, and bears interest at rates commensurate with prevailing rates as determined by the plan administrator.

   Withdrawals - Savings Component - Withdrawals from the employee's vested portion of the Savings Component are permitted prior to retirement if the employee is able to demonstrate financial hardship as defined by the Internal Revenue Code (the "Code").

   Vesting - Savings Component - Employees vest in the Company's contribution at a rate of 20% for each aggregate period of four calendar quarters of active plan participation. All employees are 100% vested after five years of service.

   Upon an employee leaving the Company prior to becoming 100% vested in the Company's contribution, the nonvested portion of the Company's contribution will be forfeited if the employee does not return to work at the Company within one year. The nonvested portion will then be redistributed to current participants based on the amount of matching Company contributions each participant received during the preceding plan year.

   Vesting - Profit Sharing Component - Upon termination of employment for reasons other than death, retirement or disability, employees are entitled to 10% of their balance per year of credited vesting service through year four and 20% per year for years five through seven up to 100%.

   The Profit Sharing Component provides for the deferral of benefits for one year should a participant who is also a participant of the A.T. Cross Company Executive Incentive Compensation Plan terminate employment for reasons other than normal retirement as defined by the Profit Sharing Component, death or disability.

   Upon early or normal retirement as defined by the Profit Sharing Component, a participant will receive a lump-sum distribution of his/her account.

   Administrative Expenses - Certain expenses for the administration of the Plan are paid by selected investment funds. The remaining expenses are paid by the Company.
   However, should the Company fail to pay, such expenses will be considered expenses of the Plan.

   Trustee of the Plan - Fleet Bank is the trustee of the Plan. As trustee, Fleet Bank holds the Plan's assets, maintains the accounting records of the Plan, and invests the Plan's assets. The trustee makes distributions in accordance with instructions of the plan administrator. An officer of the Trustee is also a member of the Board of the Plan's sponsor.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Method of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on the trade-date basis.
   Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   Benefits - Benefits to participants are recorded when paid.

   Valuation of Investments - The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. United States Government bonds, corporate bonds and United States Treasury notes and bills are valued at the last reported bid price. The participant loans receivable are recorded at cost which approximates fair value.

   Investments in the Fleet National Bank Stable Asset Fund (the
   "Fund") are generally valued at the redemption value established by the trustee of the Fund, which is generally based on the fair value of the underlying assets.

   Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

   Reclassification of Prior Year Accounts - Certain prior year amounts have been reclassified to conform to the 1999 presentation.

   Adoption of SOP 99-3 and Reclassification - The Plan has adopted Statement of Position ("SOP") 99-3 issued by the American Institute of Certified Public Accountants entitled, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." As a result, a reclassification has been made to eliminate the by-fund reporting for participant-directed investments in 1998.

3. PLAN TERMINATION

   The Plan may be amended at any time by a vote of the Board. The Board may suspend or discontinue contributions to the Plan as well as terminate it. Upon termination of the Plan or discontinuance of the Company's contribution, all interests of participants become fully vested and are not subject to forfeiture. Payments, upon termination of the Plan, will be made by the trustee, Fleet Bank, in accordance with the Plan's distribution provisions.

4. INVESTMENTS

   The Plan's investments are held by a bank-administered trust fund. During 1999 and 1998, the Plan's investments (including investments bought and sold as well as held during the year) appreciated (depreciated) in value by $7,853,818 and $6,055,075, respectively, as follows:


                                                        1999         1998

   United States Government securities             $  (369,287) $   144,178
   United States Government agency bonds                (4,166)     (32,477)
   Common stocks                                     5,066,266    6,375,016
   Mutual funds                                      3,161,005     (431,642)
                                                   -----------  -----------
   Net appreciation                                $ 7,853,818  $ 6,055,075
                                                   ===========  ===========


   The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31 is as follows:


                                                        1999         1998

   Galaxy Small Company Equity Fund - Trust        $ 7,818,869  $ 6,422,937
   Galaxy Fund International Equity Class G - Trust  4,977,569            -

5. NONPARTICIPANT-DIRECTED INVESTMENTS

   In 1999 and 1998, the Plan had nonparticipant-directed investments representing loans to participants in the amount of $1,012,492 and $1,000,599, respectively. The amount of interest income on these loans for the years ended December 31, 1999 and 1998 was $78,853 and $79,654, respectively.

6. FORFEITURES

   Forfeitures are allocated at the end of the fiscal year to all remaining participants who were participants on the last day of the preceding year based on the amount of matching Company contributions each participant received during the preceding plan year. For the years ended December 31, 1999 and 1998, forfeitures allocated to participants' accounts amounted to $68,054 and $17,213, respectively.

7. TAX STATUS OF THE PLAN

   Both the precedent Profit Sharing Plan and Savings Plan obtained their latest determination letters on December 1, 1993, in which the Internal Revenue Service stated that the Plans, as then designed, were in compliance with the applicable requirements of the Code. The Plans have been amended since receiving the determination letter; however, the plan administrator believes that the Plans are currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plans' financial statements.

8. RECONCILIATION OF FINANICAL STATEMENTS TO FORM 5500

   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                       1999         1998

   Net assets available for benefits per the
    financial statements                         $ 70,177,081  $ 68,301,313
   Amounts allocated to withdrawn participants              -    (1,339,120)
                                                 ------------  ------------
   Net assets available for benefits per
    the Form 5500                                $ 70,177,081  $ 66,962,193
                                                 ============  ============

   The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                       1999         1998

   Benefits paid to participants per the
    financial statements                         $ 10,140,960  $  7,856,235
   Add - amounts allocated to withdrawing
    participants - current year                             -     1,339,120
   Less - amounts allocated to withdrawing
    participants - prior year                      (1,339,120)   (3,180,302)
                                                 ------------  ------------
   Benefits paid to participants per the
     Form 5500                                   $  8,801,840  $  6,015,053
                                                 ============  ============

   Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

9. TRANSACTIONS WITH PARTIES IN INTEREST

   Transactions with parties in interest for the years ended
   December 31 are as follows:
                                      1999                    1998
                              ---------------------   ---------------------
                               Shares or               Shares or
                               Units of                Units of
                             Participation   Amount  Participation   Amount
                              ---------      ------   ---------      ------
   A.T. Cross Company
   common stock:
     Purchases                   96,783   $ 489,774      66,370  $1,277,783
     Sales                       69,219     399,634      19,501     178,544
     Distribution                 6,003      73,408       3,999      47,595
     Dividend Income                  -           -           -      41,231
     Realized loss on sales           -    (303,722)          -     (50,424)

   Fleet National Bank
   of Rhode Island
    Money Market Fund:
     Purchases               59,036,151  59,036,151  60,188,282  60,188,282
     Sales                   57,689,287  57,689,287  60,398,353  60,398,353
     Interest income                  -     197,028           -     306,861

   Fleet National Bank
   of Rhode Island
    Stable Asset Fund:
     Purchases                      612       6,120         759       7,177
     Sales                           36         362          24         240
     Dividend income                  -       6,120           -       6,020

   Fleet Financial Group, Inc.
    common stock -
    dividend income                   -      23,760           -      21,560

   Galaxy
   Government Fund:
    Purchases                 1,578,887   1,578,887   1,331,747   1,331,747
    Sales                     1,287,993   1,287,993   2,092,957   2,092,957
    Interest income                   -      35,130           -      56,674

   Galaxy
   High Quality Bond Fund:
    Purchases                   123,059   1,341,783     119,074   1,312,490
    Sales                       175,944   1,861,358      18,878     208,993
    Dividend income                   -     113,942           -      98,901
    Realized loss                     -     (54,930)          -           -

   Galaxy
   Small Co. Equity Fund:
    Purchases                    56,346     871,866      96,016   1,571,365
    Sales                       106,764   1,681,279     146,943   2,319,332
    Realized loss                     -    (193,719)          -    (331,756)

   Galaxy
   International Equity Fund:
    Purchases                    54,546   1,090,604      35,254     593,479
    Sales                        23,427     442,603      55,796     927,211
    Dividend income                   -     266,909           -     120,063
    Realized gain                     -      94,170           -     133,543

   Loans to participants:
    Disbursements                     -     540,512           -     564,969
    Receipts                          -     508,914           -     607,005
    Interest income                   -      78,853           -      79,654

10. AMENDMENT TO THE PLAN

   Effective January 1, 1999, employees who continue service after age 65 will be entitled to the same rights as they would have if they were under age 65. Upon retirement, the individuals are entitled to the benefits credited to their accounts as of the valuation date following their retirement. In addition, participants who continue in the service of the Company after age 65 may elect to have all or any portion of their accounts, valued as of the valuation date following such election, distributed to them. All such requests for distributions must be addressed to the trustee in writing.

                            * * * * * *

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 1999


Please see attached schedule.


                                  ASSET DETAIL
                                  ------------

8765000800         CROSSAVER 401(K) & P/S PL GENERAL                     AS OF 12/31/99
SHARES OR                                            MARKET          BOOK        PERCENT        ACCRUED
FACE VALUE               DESCRIPTION                  VALUE          VALUE      OF MARKET        INCOME
              CASH MANAGEMENT ASSETS
              ---------------------------------
 447,846.41   FLEET MONEY MARKET DEPOSIT A/C-       447,846.41     447,846.41           1.64       1,906.65
                                                 -------------  -------------  -------------  -------------
                                                    447,846.41     447,846.41           1.64       1,906.65
              US GOVT & AGENCY OBLIGATIONS
              ---------------------------------
  180,000     U S TREAS BONDS   11.75%   2/15/01    190,575.00     178,057.37           0.70       7,988.72
  320,000     U S TREAS BONDS  11.875%  11/15/03    377,699.20     322,400.00           1.38       4,906.59
   30,000     U S TREAS BONDS  11.625%  11/15/04     36,234.30      30,843.75           0.13         450.31
  100,000     U S TREAS BONDS    8.25%   5/15/05    100,641.00      98,156.25           0.37       1,065.25
  100,000     U S TREAS BONDS   10.75%   8/15/05    119,266.00     107,437.51           0.44       4,060.46
  400,000     U S TREAS BONDS   9.375%   2/15/06    455,312.00     408,500.00           1.66      14,164.40
  100,000     U S TREAS NOTES    6.50%  10/15/06     99,734.00      99,890.63           0.36       1,385.25
  100,000     U S TREAS BONDS   8.375%   8/15/08    105,484.00      98,875.00           0.39       3,163.38
  100,000     U S TREAS BONDS    8.75%  11/15/08    106,984.00      99,187.50           0.39       1,129.81
  100,000     U S TREAS BONDS   9.125%   5/15/09    109,172.00     100,468.75           0.40       1,178.23
   30,000     U S TREAS BONDS   11.75%   2/15/10     36,468.60      29,662.50           0.13       1,331.45
  500,000     U S TREAS BONDS   10.00%   5/15/10    573,280.00     483,812.50           2.09       6,456.04
  100,000     U S TREAS BONDS    8.75%   5/15/17    119,437.00      99,890.63           0.44       1,129.81
  300,000     U S TREAS BONDS    6.75%   8/15/26    301,407.00     297,234.38           1.10       7,648.78
                                                 -------------  -------------  -------------  -------------
                                                  2,731,694.10   2,454,416.77           9.98      56,058.48
              COMMON EQUITIES
             ---------------------------------
    4,743     AMER INTERNATIONAL GROUP INC COM      512,836.88      56,382.22           1.87           0.00
    4,000     AMERICAN HOME PRODS CORP              157,000.00      37,263.75           0.57           0.00
    2,000     AMR CORP DEL COM                      134,000.00      70,057.50           0.49           0.00
    8,000     APPLIED MATERIALS INC COM           1,013,500.00     150,662.50           3.70           0.00
    8,000     ATLANTIC RICHFIELD CO COM             692,000.00     211,311.50           2.53           0.00
   30,000     AUTOMATIC DATA PROCESSING INC       1,616,250.00     155,478.12           5.90       2,625.00
   20,000     BELL SOUTH CORP COM                   936,250.00     166,033.33           3.42           0.00
    8,400     BOEING CO COM                         348,075.00     195,527.00           1.27           0.00
   19,000     BRISTOL MYERS SQUIBB CO             1,219,562.50     145,816.68           4.45           0.00
   10,000     CATERPILLAR INC COM                   470,625.00     204,503.00           1.72           0.00
   21,000     DAYTON HUDSON CORP COM              1,542,187.50     110,334.00           5.63           0.00
    4,000     DOW CHEMICAL CO COM                   534,500.00     109,737.91           1.95       3,480.00
   13,201     EXXON MOBIL CORP COM                1,063,505.56     162,956.42           3.88           0.00
    4,800     FEDERAL NATIONAL MORTGAGE ASSN COM    299,700.00      40,339.00           1.09           0.00
   22,000     FLEET BOSTON FINANCIAL CORP COM       765,875.00     261,680.00           2.80       6,600.00
   16,000     FORD MOTOR CO DEL COM                 853,000.00      89,152.10           3.12           0.00
    7,000     GENERAL ELECTRIC CO COM             1,083,250.00      45,556.87           3.96       2,870.00
    6,800     GILLETTE CO COM                       280,075.00     138,461.00           1.02           0.00
   10,000     HERSHEY FOODS CORP COM                474,375.00      61,894.28           1.73           0.00
    2,000     HEWLETT PACKARD CO COM                227,500.00      94,640.00           0.83         320.00
   21,150     HOME DEPOT INC COM                  1,454,062.50     201,051.50           5.31           0.00
   12,800     INTEL CORP COM                      1,053,600.00     189,900.00           3.85           0.00
   14,000     JOHNSON & JOHNSON COM               1,305,500.00      77,798.37           4.77           0.00
   26,000     MCDONALDS CORP COM                  1,048,125.00      75,796.43           3.83           0.00
    4,000     MERCK & CO INC COM                    268,750.00      75,350.00           0.98       1,160.00
   27,000     PEPSICO INC COM                       951,750.00      73,870.89           3.48       3,645.00
   45,000     PFIZER INC COM                      l,459,687.50      75,531.52           5.33           0.00
    3,000     PROCTER & GAMBLE CO COM               328,687.50      27,458.64           1.20           0.00
   21,000     SARA LEE CORP COM                     463,312.50      84,762.70           1.69       2,835.00
    3,000     SCHLUMBERGER LTD COM                  187,940.70      49,670.00           0.69         562.50
   18,000     WAL-MART STORES INC                 1,244,250.00     168,270.75           4.54         900.00
    7,200     WALT DISNEY CO COM                    210,600.00      60,944.00           0.77           0.00
                                                 -------------  -------------  -------------  -------------
                                                 24,200,333.14   3,668,191.98          88.39      24,997.50
                                                 -------------  -------------  -------------  -------------
              TOTAL INVESTMENTS                  27,379,873.65   6,570,455.16         100.00      82,962.63
              CASH                                        7.36           7.36           0.00
                                                 -------------  -------------  -------------  -------------
              NET ASSETS                         27,379,881.01   6,570,462.52         100.00
              ACCRUED INCOME                         82,962.63      82,962.63
                                                 -------------  -------------
              TOTAL VALUE                        27,462,843.64   6,653,425.15
                                                 =============  =============

                                  ASSET DETAIL
                                  -------------

8540500900         CROSSAVER 401(K) & P/S PL DIRECTED                    AS OF 12/31/99
SHARES OR                                            MARKET          BOOK        PERCENT          ACCRUED
FACE VALUE               DESCRIPTION                  VALUE          VALUE      OF MARKET          INCOME
              SHORT TERM INVESTMENTS
              ---------------------------------
  500,000     U S TREAS BILLS            1/06/00    499,810.00     495,777.78           3.28           0.00
1,500,000     U S TREAS BILLS            1/13/00  1,497,885.00   1,483,237.64           9.82           0.00
  500,000     U S TREAS BILLS            1/20/00    498,830.00     494,605.00           3.27           0.00
1,000,000     U S TREAS BILLS            2/03/00    995,640.00     987,286.11           6.53           0.00
1,000,000     U S TREAS BILLS            2/10/00    994,660.00     989,750.00           6.52           0.00
1,500,000     U S TREAS BILLS            2/24/00  1,489,035.00   1,481,510.00           9.76           0.00
                                                 -------------  -------------  -------------  -------------
                                                  5,975,860.00   5,932,166.53          39.16           0.00
              CASH MANAGEMENT ASSETS
              ---------------------------------
2,284,832.61  FLEET MONEY MARKET DEPOSIT A/C-RI   2,284,832.61   2,284,832.61          14.97       2,814.41
                                                 -------------  -------------  -------------  -------------
                                                  2,284,832.61   2,284,832,61          14.97       2,814.41
              US GOVT & AGENCY OBLIGATIONS
              ---------------------------------
l,000,000     U S TREAS NOTES   5.375%   1/31/00  1,000,000.00   1,000,468.75           6.55      22,493.21
1,000,000     U S TREAS NOTES   5.875%   2/15/00  1,000,470.00   1,000,859.38           6.56      22,190.90
1,000,000     U S TREAS NOTES    5.50%   2/29/00  1,000,160.00   1,000,195.31           6.55      18,585.16
1,000,000     U S TREAS NOTES    5.50%   3/31/00  1,000,000.00   1,000,078.13           6.55      13,975.41
1,000,000     U S TREAS NOTES    5.50%   4/15/00    999,690.00     999,726.56           6.55      11,721.31
1,000,000     U S TREAS NOTES    5.50%   5/31/00    998,750.00     998,828.13           6.55       4,808.74
1,000,000     U S TREAS NOTES   5.375%   6/30/00    998,280.00     997,890.63           6.54         147.66
                                                 -------------  -------------  -------------  -------------
                                                  6,997,350.00   6,998,046.89          45.86      93,922.39
                                                 -------------  -------------  -------------  -------------
              TOTAL INVESTMENTS                  15,258,042.61  15,215,046.03         100.00      96,736.80
              CASH                                      340.29         340.29           0.00
                                                 -------------  -------------  -------------  -------------
              NET ASSETS                         15,258,382.90  15,215,386.32         100.00
              ACCRUED INCOME                         96,736.80      96,736.80
                                                 -------------  -------------
              TOTAL VALUE                        15,355,119.70  15,312,123.12
                                                 =============  =============

                                  ASSET DETAIL
                                  ------------

8025300700         CROSSAVER 401(K) & P/S PL EQUITY                      AS OF 12/31/99
SHARES OR                                            MARKET          BOOK        PERCENT          ACCRUED
FACE VALUE               DESCRIPTION                  VALUE          VALUE      OF MARKET          INCOME
              CASH MANAGEMENT ASSETS
              ---------------------------------
970,975.27    GALAXY GOVERNMENT FUND- TRUST         970,975.27     970,975.27           9.01       4,278.07
                                                 -------------  -------------  -------------  -------------
                                                    970,975.27     970,975.27           9.01       4,278.07
              COMMON EQUITIES
              ---------------------------------
    1,500     A T & T CO COM                         76,218.75      35,961.67           0.71         330.00
    3,750     AMER INTERNATIONAL GROUP INC COM      405,468.75     114,420.63           3.76           0.00
    2,000     AMERICAN HOME PRODS CORP               78,500.00      59,820.00           0.73           0.00
    3,000     AMR CORP DEL COM                      201,000.00     120,047.65           1.86           0.00
    5,000     APPLIED MATERIALS INC COM             633,437.50     122,100.00           5.88           0.00
    1,600     ATLANTIC RICHFIELD CO COM             138,400.00      93,944.50           1.28           0.00
    7,000     AUTOMATIC DATA PROCESSING INC         377,125.00     117,649.50           3.50         612.50
    2,375     BANK OF AMERICA CORP COM              119,195.31      66,243.00           1.11           0.00
    5,200     BELL SOUTH CORP COM                   243,425.00      96,823.50           2.26           0.00
    4,000     BOEING CO COM                         165,750.00     158,241.00           1.54           0.00
    4,000     BRISTOL MYERS SQUIBB CO               256,750.00      97,085.24           2.38           0.00
    5,400     CATERPILLAR INC COM                   254,137.50     146,620.00           2.36           0.00
    3,750     CITIGROUP INC COM                     208,828.13      90,570.00           1.94           0.00
    3,000     CORNING INC COM                       386,812.50     131,825.00           3.59           0.00
    4,800     DAYTON HUDSON CORP COM                352,500.00      52,214.00           3.27           0.00
    3,000     DEERE JOHN & CO COM                   130,125.00     106,996.25           1.21         660.00
    1,400     DOW CHEMICAL CO COM                   187,075.00     101,693.00           1.74       1,218.00
    4,600     FEDERAL NATIONAL MORTGAGE ASSN COM    287,212.50     131,391.50           2.66           0.00
    4,000     FIRST DATA CORP COM                   197,250.40     133,280.00           1.83          80.00
    5,000     FORD MOTOR CO DEL COM                 266,562.50      97,626.02           2.47           0.00
    2,000     GENERAL ELECTRIC CO COM               309,500.00      62,846.00           2.87         820.00
    2,800     GEORGIA PACIFIC GROUP COM             142,100.00      62,306.24           1.32           0.00
    3,200     GILLETTE CO COM                       131,800.00      71,645.00           1.22           0.00
    3,000     HALLIBURTON CO COM NEW                120,750.00      60,204.84           1.12           0.00
    3,000     HEWLETT PACKARD CO COM                341,250.00     151,185.00           3.17         480.00
   12,900     HOME DEPOT INC COM                    886,875.00     142,008.84           8.23           0.00
   10,000     INTEL CORP COM                        823,125.00     105,256.25           7.64           0.00
      600     J P MORGAN & CO INC COM                75,975.00      43,684.50           0.70         600.00
    2,000     JOHNSON & JOHNSON COM                 186,500.00      67,031.50           1.73           0.00
    8,400     MCDONALDS CORP COM                    338,625.00     156,909.50           3.14           0.00
    4,000     MERCK & CO INC COM                    268,750.00     129,796.25           2.49       1,160.00
    4,600     PEPSICO INC COM                       162,150.00     108,441.23           1.50         621.00
    6,600     PFIZER INC COM                        214,087.50      31,312.87           1.99           0.00
    1,500     PPG INDS INC COM                       93,843.75      63,787.00           0.87           0.00
    4,000     SARA LEE CORP COM                      88,250.00      57,877.50           0.82         540.00
    2,400     SCHLUMBERGER LTD COM                  150,352.56      99,169.00           1.39         450.00
    2,000     SHERWIN WILLIAMS CO COM                42,000.00      33,911.67           0.39           0.00
    4,000     THERMO ELECTRON CORPORATION COM        60,000.00     138,781.50           0.56           0.00
    4,000     WAL-MART STORES INC                   276,500.00      52,784.50           2.56         200.00
    4,500     WALT DISNEY CO COM                    131,625.00      92,367.50           1.22           0.00
                                                 -------------  -------------  -------------  -------------
                                                  9,809,832.25   3,805,859.15          90.99       7,771.50
                                                 -------------  -------------  -------------  -------------
              TOTAL INVESTMENTS                  10,780,807.52   4,776,834.42         100.00      12,049.57
              CASH                                        3.68           3.68           0.00
                                                 -------------  -------------  -------------  -------------
              NET ASSETS                         10,780,811.20   4,776,838.10         100.00
              ACCRUED INCOME                         12,049.57      12,049.57
                                                 -------------  -------------
              TOTAL VALUE                        10,792,860.77   4,788,887.67
                                                 =============  =============

                                  ASSET DETAIL
                                  ------------

0005421300         CROSSAVER 401(K) & P/S PL BOND                        AS OF 12/31/99
SHARES OR                                            MARKET          BOOK        PERCENT          ACCRUED
FACE VALUE               DESCRIPTION                  VALUE          VALUE      OF MARKET          INCOME
              CASH MANAGEMENT ASSETS
              ---------------------------------
       0      FLEET MONEY MARKET DEPOSIT A/C-RI           0.00           0.00           0.00           5.38
                                                 -------------  -------------  -------------  -------------
                                                          0.00           0.00           0.00           5.38
              GALAXY MUTUAL FUNDS
              ---------------------------------
135,727.538   GALAXY HIGH QUALITY BOND CLASS J-TR 1,362,704.48   1,472,289.13         100.00       8,163.26
                                                 -------------  -------------  -------------  -------------
                                                  1,362,704.48   1,472,289.13         100.00       8,163.26
                                                 -------------  -------------  -------------  -------------
              TOTAL INVESTMENTS                   1,362,704.48   1,472,289.13         100.00       8,168.64
              CASH                                        0.00           0.00           0.00
                                                 -------------  -------------  -------------  -------------
              NET ASSETS                          1,362,704.48   1,472,289.13         100.00
              ACCRUED INCOME                          8,168.64       8,168.64
                                                 -------------  -------------
              TOTAL VALUE                         1,370,873.12   1,480,457.77
                                                 =============  =============

                                  ASSET DETAIL
                                  ------------

0005420500         CROSSAVER 401(K) & P/S PL SMALL CO                    AS OF 12/31/99
SHARES OR                                            MARKET          BOOK          PERCENT          ACCRUED
FACE VALUE               DESCRIPTION                  VALUE          VALUE        OF MARKET          INCOME
              CASH MANAGEMENT ASSETS
              ---------------------------------
   0          FLEET MONEY MARKET DEPOSIT A/C-RI           0.00           0.00           0.00          13.97
                                                 -------------  -------------  -------------  -------------
                                                          0.00           0.00           0.00          13.97
              GALAXY MUTUAL FUNDS
              ---------------------------------
342,482.233   GALAXY SMALL COMPANY EQUITY FUND-TR 7,818,869.38   5,938,095.80         100.00           0.00
                                                 -------------  -------------  -------------  -------------
                                                  7,818,869.38   5,938,095.80         100.00           0.00
                                                 -------------  -------------  -------------  -------------
              TOTAL INVESTMENTS                   7,818,869.38   5,938,095.80         100.00          13.97
              CASH                                        0.00           0.00           0.00
                                                 -------------  -------------  -------------  -------------
              NET ASSETS                          7,818,869.38   5,938,095.80         100.00
              ACCRUED INCOME                             13.97          13.97
                                                 -------------  -------------
              TOTAL VALUE                         7,818,883.35   5,938,109.77
                                                 =============  =============

                                  ASSET DETAIL
                                  ------------

0005422100         CROSSAVER 401(K) & P/S PL INTERN'L                    AS OF 12/31/99
SHARES OR                                            MARKET          BOOK        PERCENT          ACCRUED
FACE VALUE               DESCRIPTION                  VALUE          VALUE      OF MARKET          INCOME
              CASH MANAGEMENT ASSETS
              ---------------------------------
          0   FLEET MONEY MARKET DEPOSIT A/C-RI           0.00           0.00           0.00           7.28
                                                 -------------  -------------  -------------  -------------
                                                          0.00           0.00           0.00           7.28
              GALAXY MUTUAL FUNDS
              ---------------------------------
208,353.675   GALAXY FD INTL EQUITY CLASS G-TRUST 4,977,569.30   3,335,247.75         100.00           0.00
                                                 -------------  -------------  -------------  -------------
                                                  4,977,569.30   3,335,247.75         100.00           0.00
                                                 -------------  -------------  -------------  -------------
              TOTAL INVESTMENTS                   4,977,569.30   3,335,247.75         100.00           7.28
              CASH                                        0.00           0.00           0.00
                                                 -------------  -------------  -------------  -------------
              NET ASSETS                          4,977,569.30   3,335,247.75         100.00
              ACCRUED INCOME                              7.28           7.28
                                                 -------------  -------------
              TOTAL VALUE                         4,977,576.58   3,335,255.03
                                                 =============  =============

                                  ASSET DETAIL
                                  ------------

8009900500         CROSSAVER 401(K) & P/S PL STOCK                       AS OF 12/31/99
SHARES OR                                            MARKET          BOOK        PERCENT          ACCRUED
FACE VALUE               DESCRIPTION                  VALUE          VALUE      OF MARKET          INCOME
              CASH MANAGEMENT ASSETS
              ---------------------------------
 1,437.24     FLEET MONEY MARKET DEPOSIT A/C-RI       1,437.24       1,437.24           0.16           7.41
                                                 -------------  -------------  -------------  -------------
                                                      1,437.24       1,437.24           0.16           7.41
              COMMON EQUITIES
              ---------------------------------
  204,582     CROSS A T CO CL A COM                 920,619.00   1,685,575.24          99.84           0.00
                                                 -------------  -------------  -------------  -------------
                                                    920,619.00   1,685,575.24          99.84           0.00
                                                 -------------  -------------  -------------  -------------
              TOTAL INVESTMENTS                     922,056.24   1,687,012.48         100.00           7.41
              CASH                                        0.00           0.00           0.00
                                                 -------------  -------------  -------------  -------------
              NET ASSETS                            922,056.24   1,687,012.48         100.00
              ACCRUED INCOME                              7.41           7.41
                                                 -------------  -------------
              TOTAL VALUE                           922,063.65   1,687,019.89
                                                 =============  =============

                                  ASSET DETAIL
                                  ------------

8025700900         CROSSAVER 401(K) & P/S PL LOAN                        AS OF 12/31/99
SHARES OR                                            MARKET          BOOK        PERCENT          ACCRUED
FACE VALUE               DESCRIPTION                  VALUE          VALUE      OF MARKET          INCOME
              CASH MANAGEMENT ASSETS
              ---------------------------------
  100,185.16  FLEET MONEY MARKET DEPOSIT A/C-RI     100,185.16     100,185.16           9.00         334.96
                                                 -------------  -------------  -------------  -------------
                                                    100,185.16     100,185.16           9.00         334.96
              NOTES AND ANNUITIES
              ---------------------------------
1,012,491.57  A T CROSS LOAN VAR RT               1,012,491.57   1,012,491.57          91.00           0.00
                                                 -------------  -------------  -------------  -------------
                                                  1,012,491.57   1,012,491.57          91.00           0.00
                                                 -------------  -------------  -------------  -------------
              TOTAL INVESTMENTS                   1,112,676.73   1,112,676.73         100.00         334.96
              CASH                                        0.00           0.00           0.00
                                                 -------------  -------------  -------------  -------------
              NET ASSETS                          1,112,676.73   1,112,676.73         100.00
              ACCRUED INCOME                            334.96         334.96
                                                 -------------  -------------
              TOTAL VALUE                         1,113,011.69   1,113,011.69
                                                 =============  =============

                                  ASSET DETAIL
                                  ------------

8540000000         AT CROSS PENCIL INSTALLMENT                AS OF 12/31/99
SHARES OR                                            MARKET          BOOK        PERCENT        ACCRUED
FACE VALUE               DESCRIPTION                  VALUE          VALUE      OF MARKET        INCOME
              CASH MANAGEMENT ASSETS
              ----------------------------------
   7,349.54   FLEET MONEY MARKET DEPOSIT A/C-RI       7,349.54       7,349.54          98.14          29.56
                                                 -------------  -------------  -------------  -------------
                                                      7,349.54       7,349.54          98.14          29.56
              COMMON EQUITIES
              ---------------------------------
         31   CROSS A T CO CL A COM                     139.50         526.97           1.86           0.00
                                                 -------------  -------------  -------------  -------------
                                                        139.50         526.97           1.86           0.00
                                                 -------------  -------------  -------------  -------------
              TOTAL INVESTMENTS                       7,489.04       7,876.51         100.00          29.56
              CASH                                        0.00           0.00           0.00
                                                 -------------  -------------  -------------  -------------
              NET ASSETS                              7,489.04       7,876.51         100.00
              ACCRUED INCOME                             29.56          29.56
                                                 -------------  -------------
              TOTAL VALUE                             7,518.60       7,906.07
                                                 =============  =============

                                  ASSET DETAIL
                                  ------------

0000266800         A T CROSS INST FLEET STABLE ASSET                     AS OF 12/31/99
SHARES OR                                            MARKET          BOOK        PERCENT          ACCRUED
FACE VALUE               DESCRIPTION                  VALUE          VALUE      OF MARKET          INCOME
              CASH MANAGEMENT ASSETS
              ---------------------------------
       0.06   FLEET MONEY MARKET DEPOSIT A/C-RI           0.06           0.06           0.00           0.00
                                                 -------------  -------------  -------------  -------------
                                                          0.06           0.06           0.00           0.00
              COMMINGLED FUNDS
              ---------------------------------
10,608.8408   FLEET STABLE ASSET FUND               106,088.41     106,088.41          98.00         547.68
                                                 -------------  -------------  -------------  -------------
                                                    106,088.41     106,088.41          98.00         547.68
              COMMON EQUITIES
              ---------------------------------
        481   CROSS A T CO CL A COM                   2,164.50       6,022.61           2.00           0.00
                                                 -------------  -------------  -------------  -------------
                                                      2,164.50       6,022.61           2.00           0.00
                                                 -------------  -------------  -------------  -------------
              TOTAL INVESTMENTS                     108,252.97     112,111.08         100.00         547.68
              CASH                                        0.00           0.00           0.00
                                                 -------------  -------------  -------------  -------------
              NET ASSETS                            108,252.97     112,111.08         100.00
              ACCRUED INCOME                            547.68         547.68
                                                 -------------  -------------
              TOTAL VALUE                           108,800.65     112,658.76
                                                 =============  =============



Exhibits:

    Consent of Deloitte & Touche LLP to the incorporation by reference of the plan's financial statements into Registration Statement No. 333-42915 on Form S-8.


SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  A.T. CROSS COMPANY DEFINED
                                  CONTRIBUTION RETIREMENT PLAN


                                  By:     Fleet National Bank, Trustee


                                  By:     JOHN J. BROSNAN
                                          John J. Brosnan
                                          Title:  Assistant Vice President